Exhibit 99.1
NASDAQ PANEL GRANTS XSEL’S REQUEST FOR CONTINUED LISTING
Company Notified of Non-Compliance with Market Value of Publicly Held Shares Requirement
BEIJING, Oct.14 /PRNewswire-Asia-FirstCall/ — Xinhua Sports & Entertainment Limited (NASDAQ: XSEL) today announced that, on October 12, 2010, following a hearing held in September 2010 before a NASDAQ Listing Qualifications Panel (the “Panel”), the Panel granted the Company’s request for an extension of time, as permitted under NASDAQ’s Listing Rules, to regain compliance with the $1.00 minimum bid price requirement for continued listing on The Nasdaq Stock Market. The Panel’s decision requires, among other things, that on or before February 1, 2011, the Company must have evidenced a closing bid price of $1.00 or more per American Depository Share (“ADS”) for a minimum of the ten prior consecutive trading days, which period may be extended at the discretion of the Panel. This date represents the full extent of the Panel’s authority under NASDAQ’s Listing Rules to grant an extension with respect to the Company’s bid price deficiency. While the Company is diligently taking steps to regain compliance in accordance with the Panel’s decision, there can be no assurances that the Company will be able to do so.
As previously disclosed, NASDAQ notified the Company on August 5, 2010 that it had not regained compliance with the minimum $1.00 bid price requirement and that the Company’s ADSs would be suspended unless the Company requested a hearing before a Panel. The Company timely requested a hearing and appeared before the Panel on September 16, 2010. On October 12, 2010, the Panel granted the Company’s request for an extension of time to regain compliance with the $1.00 minimum bid price requirement for continued listing. The Panel may reconsider the terms of this decision based on any event, condition or circumstance that would, in the opinion of the Panel, make continued listing of the Company’s securities on The Nasdaq Stock Market inadvisable or unwarranted. In addition, the Nasdaq Listing and Hearing Review Council may, on its own motion, determine to review any Panel decision within 45 calendar days after issuance of the written decision. If the Listing Council determines to review this decision, it may affirm, modify, reverse, dismiss or remand the decision to the Panel.
Separately, on October 11, 2010, the Company received a Nasdaq Staff Deficiency Letter indicating that the Company no longer complies with the Market Value of Publicly Held Shares requirement for continued listing set forth in NASDAQ Listing Rule 5450(b)(2)(C). The Deficiency Letter states that, pursuant to the NASDAQ Listing Rules, the Company will be provided 180 calendar days, or until April 4, 2011, to regain compliance with this requirement. XSEL can regain compliance if, at any time during the compliance period, the market value of its publicly-held ADSs closes at $15 million or more for a minimum of ten consecutive business days. The Deficiency Letter does not impact the Company’s listing on NASDAQ at this time and XSEL will continue to trade under the symbol “XSEL.”
If the Company does not regain compliance by April 4, 2011, it will receive a written notification that the Company’s securities are subject to delisting. At that time, the Company may appeal the delisting determination to a Nasdaq panel, and the Company would remain listed pending the panel’s decision. Alternatively, the Company may apply to transfer to The Nasdaq Capital Market, provided it meets the requirements for continued listing on that market. To avail itself of this alternative the Company would need to submit an application to transfer its ADSs to The Nasdaq Capital Market prior to expiration of the 180-day compliance period.
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About XSEL
XSEL is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones, cinema, university campuses and other multimedia assets in China. Along with its in-house advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit www.xsel.com.
For more information:
IR Contact

Graham Earnshaw, XSEL, +86 10 8567 6061, graham.earnshaw@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305 918 7000, toll free +1 877 918 0774, info@amcapventures.com
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, any quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.